

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2019

Oystein Kalleklev
Chief Executive Officer
FLEX LNG Ltd.
Par-La-Ville Place
14 Par-La-Ville Road
Hamilton, Bermuda

> **Re: FLEX LNG Ltd.**
> **Form 20-FR**
> **Exhibit No. 4.3**
> **Filed May 7, 2019**
> **File No. 1-38904**

Dear Mr. Kalleklev:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance